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15025864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45367

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financorp Group International

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 E 53 Street 25th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name – *if individual, state last, first, middle name*)

360 Madison Ave (Address) New York (City) (State) 10017 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2015
REGISTRATIONS BRANCH
13

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

BERDON ACCOUNTANTS AND ADVISORS℠

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Financorp Group International Corp.
New York, New York

We have audited the accompanying statement of financial condition of Financorp Group International Corp. (the "Company") as of December 31, 2014 and the related notes (the "financial statement"). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Financorp Group International Corp. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

Berdon LLP

Certified Public Accountants

New York, New York
February 27, 2015

BERDON LLP | 360 Madison Avenue, New York, NY 10017 · 212.832.0400 | One Jericho Plaza, Jericho, NY 11753 · 516.931.3100 | BERDONLLP.com

FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 3,453,922
Receivable from broker	109,454
Furniture, equipment and leasehold improvements, net	233,346
Other assets	203,034
Deferred tax asset	34,411
TOTAL ASSETS	$ 4,034,167

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Securities sold not yet purchased	$ 4,220
Accrued liabilities	31,738
TOTAL LIABILITIES	$ 35,958
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	1,149,999
Retained earnings	2,848,209
TOTAL STOCKHOLDER'S EQUITY	$ 3,998,209
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,034,167

The accompanying notes to the financial statements are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Financorp Group International Corporation (the "Company") is a Delaware corporation which was organized on August 27, 1992 and commenced operations in March 1993. The Company was formed primarily to provide investment banking and brokerage services. The Company is a registered broker-dealer and is wholly owned by FC Holdings AB ("FC"), a Swedish company, owned entirely by Juan Lorenzo Mendoza, the chairman of the board of FC. Mr. Mendoza does not play an active role in the management of the Company.

The Company provides brokerage services on an agency basis, which includes trading in "riskless" principal transactions. Transactions are made on a fully disclosed basis. The Company's customers are primarily institutional clients or high net worth individuals domiciled in localities outside the United States of America, many of which are affiliated through common ownership.

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided for using the straight-line method over the estimated lives of the respective assets or the life of the related lease.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities, if any, at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as short-term, highly liquid money market mutual funds with original maturities of less than 90 days. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

At December 31, 2014, the cash and cash equivalents were held in interest bearing accounts at Citibank of $19,549 and non-interest bearing accounts at Citibank of $1,501,321. The Securities Investor Protection Corporation (SIPC) insures the brokerage accounts with National Financial Services of $1,933,052 to the extent of $500,000 (including up to $250,000 for cash). The Company's cash account at times exceeds amounts covered by insurance provided by the FDIC.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $3,430,543 which was $3,330,543 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .01 to1. The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k) (2) (ii).

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKER

The Company conducts business primarily with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers which are normally settled on a delivery-against-payment basis. The clearing operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The credit risk of customers is mitigated by the clearing broker's insurance coverage.

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. For the month of December 2014, the Company earned $220,355 of commission revenue and incurred $52,901 of clearing expenses. During the month of December 2014, the company received $58,000 from the Clearing broker, resulting in a net receivable from the Clearing broker of $109,454.

NOTE 5 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2014, property and equipment were summarized as follows:

Leasehold improvements	$498,414
Office furniture fixtures and equipment	140,587
	639,001
Less, accumulated depreciation	405,655
Furniture, equipment and leasehold improvements, net	$233,346

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company has entered into a lease for office space beginning on May 1, 2008, as amended on November 21, 2012, and expiring on April 30, 2015. Rent expense is being recognized on a straight-line basis over the life of the lease, and amounted to $165,735 for the year ended December 31, 2014. Deferred rent liability resulting from such straight-line adjustments is included in accrued liabilities and amounted to $4,468 at December 31, 2014. The Company entered into a new lease agreement for new office space on July 11, 2014. The lease begins on March 1, 2015 and expires on March 31, 2022.The rental payments include operating expenses, escalations and electric. The following represents future minimum lease payments, including electric charges and operating escalations, required to be paid to the landlord under the non-cancelable portion of the leases:

Year Ending 12/31:	Amount
2015	$78,495
2016	34,202
2017	35,228
2018	36,285
2019	37,374
Thereafter	88,130
	$309,715

NOTE 7 - INCOME TAXES

In accordance with GAAP, deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Deferred taxes relate primarily to the difference between book and tax depreciation and organization costs. The net deferred tax asset as illustrated on the statement of financial condition is $34,411 as of December 31, 2014, and consists of the following:

Component:	Amount
Organization costs	$20,000
Deferred rent	2,000
Additional depreciation for tax	12,411
Net deferred tax Asset	$34,411

GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements.

The Company's federal, state and city income tax returns for the years after 2010 remain subject to examination by the taxing authorities. The Company reports interest and penalties resulting from tax examination adjustments as income tax expense or benefit.

NOTE 8 - PROFIT SHARING PLAN

The Company adopted a defined contribution profit sharing plan ("Plan") in July 2007 which covers all employees who are at least 21 years old. The Plan is a Simplified Employee Pension. The Plan does not include employees covered under a collective bargaining agreement and employees whose total compensation during the year is less than $450. The amount of the annual profit sharing contribution, if any, is determined by the Board of Directors of the Company. The Board of Directors decided not to contribute to the Plan for the year 2014.

NOTE 9 - MARKETABLE SECURITIES

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and commodities transactions are reported on a settlement-date basis, with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded "net" on the statement of financial condition.

Financial instruments are recorded at fair value in accordance with GAAP. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability, and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company purchased and sold securities which fell into the Level 1 hierarchy throughout the year. At December 31, 2014, the Company held securities sold not yet purchased with a current market value of $ 4,220.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2014 through February 27, 2015, the date that the financial statements were available to be issued. The Company entered into a new lease agreement on July 11, 2014 for office space in Ft. Lauderdale, Florida. The company will begin occupying the space on March 1, 2015.The Company will not renew its lease for the New York office which expires on April 30, 2015.